UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

William M. Simmons
1000 Guadalupe #2C
Kerrville, Texas 78028
Telephone: (713) 446-8718

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William M. Simmons

| 2 |	Check the Appropriate Box if a Member of a Group		(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]	[ ]

| 6 |	Citizenship or Place of Organization
Canadian

| 7 | Sole Voting Power
Number of	1,000,000
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	N/A
Reporting
Person With	| 9 | Sole Dispositive Power 1,000,000

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A
| 13 |	Percent of Class Represented by Amount in Row (11)
0.4%
| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock of Texhoma Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 100 Highland Park Village #200, Dallas, Texas 75205.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by William M. Simmons.  Mr. Simmons’ business address is 1000 Guadalupe #2C, Kerrville, Texas 78028.  Mr. Simmons is the former President and Director of the Company.

(d)-(e)  During the last five years, Mr. Simmons: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Simmons is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

Valeska Energy Corp. (“Valeska”) directly owns 44,400,000 shares of the Company’s common stock, 60,000,000 options to purchase shares of the Company’s commons tock and 1,000 shares of the Company’s preferred stock.  William M. Simmons previously served as President and Chief Executive Officer of Valeska and therefore indirectly beneficially owned those shares owned by Valeska.  On April 20, 2008, Mr. Simmons resigned as President and Chief Executive Officer of Valeska, and therefore no longer indirectly beneficially owns the 44,400,000 shares of the Company’s common stock, 60,000,000 options to purchase shares of the Company’s common stock and the 1,000 shares of the Company’s preferred stock.  Concurrently with his resignation from Valeska, Mr. Simmons also resigned as President and Director of the Company.

In connection with Mr. Simmons’ resignation as President and Director of the Company, he entered into a settlement agreement and mutual release, pursuant to which he will be issued 6,500,000 restricted shares of the Company’s common stock.  These shares have not been issued to date, and therefore he currently owns only 1,000,000 shares of the Company’s common stock.  Assuming the issuance of the 6,500,000 shares, Mr. Simmons will own 3% of the Company’s outstanding common stock.

Item 4. Purpose of Transaction

Mr. Simmons did not acquire any securities in the transaction that is being reported, other than the 6,500,000 shares that he is to receive pursuant to the settlement agreement and mutual release (as described in Item 3).  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Simmons may purchase additional securities of the Company or dispose of some or all of securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than what was described in Item 3, Mr. Simmons does not currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Simmons does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Simmons beneficially owns 1,000,000 shares, or 0.4% of common stock of the Company, based on 231,412,224 shares of common stock issued and outstanding as of the date of the Company’s last filing with the Commission.   Mr. Simmons is due to receive an additional 6,500,000 shares from the Company subsequent to the filing of this Schedule, and will then hold 7,500,000 shares or 3% of the Company’s then outstanding common stock.

(b)	Mr. Simmons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 1,000,000 of the shares beneficially owned by Mr. Simmons.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Simmons.

(e)	As discussed in Item 3, Mr. Simmons ceased to be the beneficial owner of more than five percent of the Company’s common stock on or about April 20, 2008.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

In connection with Mr. Simmons’ resignation as President and Director of the Company, he entered into a settlement agreement and mutual release, pursuant to which he will be issued 6,500,000 restricted shares of the Company’s common stock.  These shares have not been issued to date.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008

By:	/s/ William M. Simmons
William M. Simmons